March 23, 2010

VIA EDGAR

Mr. H.R. Hallock, Jr.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	First Investors Equity Funds (File Nos. 033-46924 and 811-06618)
First Investors Income Funds (File Nos. 002-89287 and 811-03967)
Post-Effective Amendment to the Registration Statements on Form N-1A

Dear Mr. Hallock:

The following are responses to the comments that we received from you by telephone on January 12, 2010 regarding Post-Effective Amendment No. 51 to the First Investors Equity Funds’ Registration Statement on Form N-1A and Post-Effective Amendment No. 36 to the First Investors Income Funds’ Registration Statement on Form N-1A that were filed with the Securities and Exchange Commission (“SEC”) on November 19, 2009.  First Investors Equity Funds and First Investors Income Funds are collectively referred to in this letter as the “Registrant.”  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General Comments Regarding Fund Summaries

1.	Please confirm that the missing financial information will be included in the Registrant’s post effective amendment filed pursuant to Rule 485(b) under the Securities Act of 1933 (“1933 Act”).

As noted in the transmittal letter accompanying the Registrant’s Rule 485(a) filing, the Registrant will file its financial statements for the fiscal year ended September 30, 2009 in its post effective amendment filed pursuant to Rule 485(b) under the 1933 Act.

Securities and Exchange Commission
March 23, 2010

2.
Please delete the footnotes to the fee table included in the summary section for each Fund as such disclosure is not required or permitted by Form N-1A.  You may include this disclosure in another section of the prospectus.

The Registrant has deleted the fee waiver footnotes to the Fee Table in the summary section for each Fund and included information regarding fee waivers in the “Fund Management In Greater Detail” section of the prospectus.

The Registrant has also deleted the expense offset arrangement footnotes to the Fee Table in the summary section of each Fund because each Fund’s expense offset arrangement reduced the Fund’s custodian fee in an amount less than 1 basis point, and as such, its impact on each Fund’s expenses was de minimus.  We believe, however, that if the expense offset arrangements had a material impact on overall expenses of a Fund, the existence of such arrangements is material information to an investor and should be disclosed in a footnote to the Fee Table.  Instruction 3(c)(i) to Item 3 under Form N-1A requires that “Other Expenses” include all expenses not otherwise disclosed that are deducted from the Fund’s assets “including increases resulting from complying with paragraph 2(g) of rule 6-07 of Regulation S-X.”  Rule 6-07(2)(g)(2) under Regulation S-X requires that the expenses reported in the statement of operations reflect amounts that would have been incurred by the Fund if the Fund had not entered into an expense offset arrangement (i.e. that the expenses be “grossed up”).  Because a Fund is required to gross up “Other Expenses” in the Fee Table to reflect expenses incurred without taking into account any expense offset arrangements, the existence of such arrangements is material information to an investor where such arrangements have a more than a de minimus impact on overall expenses of the Fund.  The Registrant, therefore, reserves the right to disclose the expense offset arrangements in the future, should they have a material impact on overall expenses of a Fund.

3.	Please advise the Staff whether the Funds invest in other investment companies.

The Registrant confirms that certain Funds invest in other investment companies.  The acquired fund fees and expenses of any Fund that invests in other investment companies do not exceed .01% of a Fund’s average net assets.

4.	In the performance tables for each Fund, please delete the footnote disclosure describing the Fund’s benchmark index. You may include this disclosure in another section of the prospectus.

The Registrant has deleted the footnotes to the performance table describing each Fund’s benchmark index and moved this information  to the “Fund Management In Greater Detail” section of the prospectus.

Securities and Exchange Commission
March 23, 2010

Cash Management Fund

5.	In the description of “Credit Risk,” please clarify what it means for a money market instrument to have a “maturity-shortening structure.”

The Registrant has revised the above referenced disclosure.

6.
The disclosure preceding the performance table states that “[t]he table shows how the Fund’s average annual returns for 1, 5, and 10 years compare to those of a broad measure of market performance.”  Please delete the reference to “a broad measure of market performance.”

The Registrant has deleted the above-referenced disclosure.

Fund For Income

7.
The disclosure preceding the performance table states that Muzinich & Co. Inc. became the Fund’s subadviser on April 24, 2009, and that the Fund’s performance is not necessarily reflective of how the Fund will perform in the future.  Please delete this disclosure as it is not expressly required or permitted by Form N-1A.

The above-referenced disclosure is intended to advise an investor that the returns reflected in the Fund’s performance table were achieved while the Fund was managed by different portfolio managers pursuant to a different strategy.  The Registrant believes that such information is material to an investor.  Accordingly, the Registrant respectfully declines the Staff’s comment.

Total Return Fund

8.
The first sentence under “Principal Investment Strategies” states that the Fund allocates its assets among stocks, bonds and money market instruments.  The next sentence states that “the Fund normally invests at least 50% of its net assets in stocks and at least 35% in bonds, cash and cash equivalents.”  Please confirm whether the cash and cash equivalents are the money market instruments referred to in the first sentence.

The Registrant confirms that cash and cash equivalents are the money market instruments referenced in the first sentence under “Principal Investment Strategies.”  The Registrant has revised the above-referenced disclosure.

Securities and Exchange Commission
March 23, 2010

9.
Please confirm whether Small Cap and Mid Cap Risk is a principal risk of the Fund.  If it is a principal risk, please disclose in the Principal Investment Strategies section that the Fund invests in securities issued by small cap and mid cap companies.

The Registrant confirms that Small Cap and Mid Cap Risk is a principal risk of the Fund.  The Registrant notes that the third paragraph under the Principal Investment Strategies section states that the Fund’s “investments in stocks are normally diversified among common stocks of large, mid-and small-cap companies . . . .”

Global Fund

10.	Please confirm whether Small Cap Risk and Emerging Markets Risk are principal risks of the Fund.

As noted in the first paragraph under the Principal Investment Strategies section, the Fund may invest in smaller companies and in less developed or emerging foreign markets.  The Registrant confirms that such investments are part of the Fund’s principal investment strategies and that the accompanying risks are principal risks of the Fund.

11.
The Principal Investment Strategies section indicates that “the overall risk of investing in the Fund” is a factor that is considered in constructing the Fund’s portfolio.  Please consider deleting this factor as it does not appear to be meaningful.

The Registrant has deleted the above referenced disclosure.

Select Growth Fund

12.
The disclosure preceding the performance table states that “[p]rior to May 7, 2007, the Fund was known as the All Cap Growth Fund, was managed by a different subadviser, and employed different investment strategies in seeking to invest in growth stocks.  Therefore, the performance below is not necessarily reflective of how the Fund will perform in the future.”  Please delete this disclosure as it is not expressly required or permitted by Form N-1A.

The above-referenced disclosure is intended to advise an investor that the returns reflected in the Fund’s performance table were achieved while the Fund was managed by different portfolio managers pursuant to a different strategy.  The Registrant believes that such information is material to an investor.  Accordingly, the Registrant respectfully declines the Staff’s comment.

Securities and Exchange Commission
March 23, 2010

International Fund

13.
Please confirm whether the Fund invests significantly in closed-end funds.  If it does, please include disclosure under “Principal Risks” concerning the risks associated with investments in closed-end funds.

The Registrant confirms that the Fund does not invest significantly in closed-end funds. The reference to closed-end funds has been deleted.

14.	Please confirm whether the Fund invests significantly in participatory notes. If participatory notes are not a significant investment of the Fund, please delete the reference to these instruments.

The Registrant confirms that the Fund does not invest significantly in participatory notes. The reference to participatory notes has been deleted from the Fund’s prospectus disclosure.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger
cc:	Larry R. Lavoie
Russell Shepherd
First Investors Management Company, Inc.